

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

<u>Via Email</u>
Mr. Thomas Tippl
Chief Operating and Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

      Re: **Activision Blizzard, Inc.**
                   Form 10-K for the Fiscal Year Ended December 31, 2010
                   Filed February 25, 2011
                   Form 10-Q for the Quarterly Period Ended March 31, 2011
                   Filed May 9, 2011
                   Form 8-K Filed February 9, 2011
                   File No. 001-15839

Dear Mr. Tippl:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Patrick Gilmore

                                       Patrick Gilmore
                                       Accounting Branch Chief